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                                                                    NEWS RELEASE



Contacts:


MEDIA:
------
R. Jeep Bryant
(412)762-4550
corporate.communications@pnc.com

INVESTORS:
----------
William H. Callihan
(412)762-8257
investor.relations@pnc.com


                        PNC ANNOUNCES SELF-TENDER OFFER
                          FOR SERIES F PREFERRED STOCK

     PITTSBURGH, March 6, 2001 -- The PNC Financial Services Group, Inc. (NYSE:PNC) today commenced a cash tender offer for any and all of the $300 million of its Fixed/Adjustable Rate Noncumulative Series F Preferred Stock (CUSIP#693475709).

     Under the terms of the tender offer, holders who tender their shares receive a fixed price of $50.35 for each share, plus accrued and unpaid dividends of $.042 for the period up to but excluding the settlement date of the offer.

     This Tender Offer will expire at 5:00 p.m. EST April 3, 2001, unless extended or terminated by PNC. Payment for tendered securities will occur promptly, currently expected to be April 5, 2001.

     Merrill Lynch & Co is acting as the dealer manager for the tender offer.

     This press release is neither an offer to purchase the securities nor a solicitation of consents. The tender offer is made only pursuant to the offering documents.

     Holders who have any questions regarding the terms of the offer should contact Merrill Lynch at (888)654-8637 or (212)449-4914. Requests for copies of the Offer to Purchase, the Letter of Transmittal or any related documents and questions regarding the procedures for tendering Series F Preferred Stock should call the Information Agent at (917)320-6286 (banks and brokers) or toll free at (888)232-7136.

     The PNC Financial Services Group, Inc., headquartered in Pittsburgh, is one of the nation's largest diversified financial services organizations, providing regional banking, corporate banking, real estate finance, asset-based lending, wealth management, asset management and global fund services.


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The PNC Financial Services Group
One PNC Plaza   249 Fifth Avenue   Pittsburg, Pennsylvania 15222 2707
www.pnc.com